AEM SPA

RECEIVED

2007 JUN -8 A 11:41

FILE NO. 82-4911

N.
(da citare nella risposta)

AFG/SLS/SES/149/2007/MAN/cg

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
(U.S.A.)

[redacted]

BY (

07024289

June 5, 2007

SUPPL

PROCESSED
JUN 1 2 2007
THOMSON
FINANCIAL

Attention: Special Counsel, Office of International Corporate Finance

Dear Sir or Madam,

Please find enclosed a copy, translated in English, of the Press release issued yesterday.

Please do not hesitate to contact the undersigned in Milan (Italy) at 00-39-02-7720-3089, should you have any questions.

Very truly yours,

Maria Angela Nardone
Company Secretary

Encl.

AEM SPA
20122 Milano - Corso di Porta Vittoria, 4 - Tel. 027720.1 - Fax 027720.3920 - Telex 334170
Capitale Sociale € 936.024.648 i.v. - Codice fiscale, Partita IVA e numero di iscrizione nel Registro Imprese di Milano 11957540153
Codice V.A.T. IT 11957540153 - Internet: http://www.aem.it - e-mail: info@aem.it

Cod. 5968117 - 6/2003

AEM SPA

FILE NO. 82-4911

PRESS RELEASE

Go ahead for the merger with AMSA

AEM completes its profiles as a multiutility, contributing to the creation of a market leader in waste collection and disposal.

Giuidelines for the project to merge with AMSA S.p.A. approved by the AEM Board of Directors.

Exchange rate fixed indicatively at 10.07 AEM shares for each AMSA share

Milan, 4 June 2007. To implement its consolidation strategy for its environmental services and alternative energy production business, **the Board of Directors of AEM S.p.A. today approved the guidelines for the project to merge with AMSA**, according to the Memorandum of Understanding signed today by AEM and AMSA. **This operation is part of AEM's strategy to consolidate its presence in all phases of the environmental services business (waste collection, treatment, disposal and energy recovery), becoming the second-largest Italian operator in the industry, due also to its exercising its option to acquire the remaining 70% of Ecodeco S.r.l. (sanctioned by the AEM Board of Directors on 15 May 2007).**

AMSA

AMSA is the company wholly owned by the Municipality of Milan to manage environmental services (waste cleaning, collection and disposal) in the city of Milan and some of the surrounding municipalities. Through its subsidiaries, Amsa2 and Amsa3, the company manages some service to the private sector and municipalities near Milan.

AMSA own a waste disposal plant (Silla 2) that in 2006 processed 441,000 tonnes of waste and produced 378 GWh of electrical energy, sold on an annual basis under the Cip 6 arrangements. The heat produced by the plant (48 GWht in 2006) is sold to AEM for district heating in the surrounding area.
The company also owns some plants to purify groundwater, collect biogases for electricity production, re-use glass, treat fluorescent lamps and recycle glass, as well as a plant to select and compact waste collected differentially.

In 2006 AMSA collected a total of 861,000 tonnes of waste (302,000 tonnes of which from differentiated waste collection).

In 2006 the company reported an EBITDA of € 52 million and an operating result of € 23 million. Net invested capital at 31 December 2006 totalled € 201 million, with net financial debt of € 81 million.

Industrial Profile

Incorporating AMSA allows the waste industry activities of AEM and AMSA to be integrated, creating a leader in the environmental services sector, integrated along the entire production chain (differentiated collection, special waste, "waste-to-energy"), positioned in a geographical area that is characterised by high demand for disposal/heat re-use and with significant growth rate forecasts for the next few years.

In such a context, AEM, through its subsidiary Ecodeco, with Amsa, assumes a major role, with income of almost € 500 million, EBITDA over € 100 million, and capacity to treat about 1,800,000 tonnes of waste per year, of which 900,000 tonnes used to generate electricity and heat.

The AEM/Ecodeco/AMSA integration will result in an operator that is close to the top in terms of inhabitants served and volumes treated (the second largest in Italy, after Hera Bologna), and with interesting European development prospects (thanks to the international presence of Ecodeco).

The potential for synergies is also significant, estimated at around € 10 milion/year, when fully operation, in terms of industrial optimisation and the rationalization of investments and development initiatives.

Structure of the operation

The operations consists of the merger by incorporation of AMSA into AEM after completion of an AMSA company reorganisation that involves:

- the creation by AMSA of a new company called "AMSA S.r.l.), which will receive the branch of the business dealing with waste collection, street cleaning and waste disposal (including the heat re-using plant), and will also own the holdings in AMSA 2 S.r.l. and AMSA 3 S.r.l.;
- the break-up of AMSA by attributing the unique assets to manage the waste collection street cleaning service to a newly created company called "AMSA Patrimonio S.p.A.", wholly owned by the Municipality of Milan;
- the changing of the name of AMSA S.p.A. to AMSA Holding S.p.A., and then merging the latter by incorporating it into AEM.

This operation, which must be submitted to the shareholders of AEM and AMSA for approval, will be completed by applying the exemption to promote a public offer to purchase shares, pursuant to art. 49, subsection 1, letter f) of the Issuing Regulation, given the effective and reasoned industrial needs that the operation allows (the company) to fulfil.

Exchange rate

The exchange rate has been fixed indicatively at 10.07 newly issued AEM shares for each AMSA share. The exchange rate may be definitively approved by a future Board of Directors, expected to do so by 30 June 2007, at which time the Board may also express its views of the detailed characteristics of the operation by examining the merger plan.

A precondition for the operation is the definition of a three year contract for the services provided to the Municipality of Milan, in accordance with the provisions of the Memorandum of Understanding signed by AEM and AMSA.

As an effect of the merger of AMSA and AEM, the Municipality of Milan's holding in AEM would increase from the current 42.6% to 45.6%.

Condition precedents

Execution of the operation depends on the fulfilment of all the following conditions:

1) the adoption by the competent municipal organs, in the ways, times and procedures that are currently applicable, of the administrative provisions necessary for the completion of the operation;
2) Italian Competition Authority authorisation of the operation.

For further information:
Media and Territory - AEM S.p.A. Press Office – Biagio Longo Tel. (39) 027720.4582/7720.4582
Investors Relations – AEM S.p.A. Tel. (39) 02 7720.3879 ir@aem.it
www.aem.it

END